FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August, 2015

Commission File Number 1-32001

Aptose Biosciences Inc.

(Translation of registrant’s name into English)

5955 Airport Road, Suite 228

Mississauga, ON

L4V 1R9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptose Biosciences Inc.

Date: August 5, 2015	By:	/s/ Gregory Chow
Gregory Chow
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	Interim Financial Statements
99.2	Management’s Discussion and Analysis
99.3	CEO/CFO Certificates